UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

ARMED FORCES BREWING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11072

Delaware

(State or other jurisdiction of

incorporation or organization)

85-3630389

(I.R.S. Employer Identification No.)

1420 Catlyn Place

Annapolis, MD 21401

(Address of principal executive offices)

410-999-4117

(Issuer’s telephone number, including area code)

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

10

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements and related notes appearing at the end of this Form 1-SA and the latest version of the Offering Circular filed for this Regulation A offering. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the latest version of the Offering Circular at the time of this 1-SA filing which may be found here:

https://www.sec.gov/Archives/edgar/data/1832987/000183298721000011/afbc253g27921.htm

Introduction

Armed Forces Brewing Company, Inc. (“We” “Armed Forces Brewing” or the “Company”) is a Delaware corporation. The Company was initially formed as a Delaware Limited Liability Company named Seawolf Brewing Company LLC on January 11, 2019 and converted into a Delaware corporation, Seawolf Brewing Company Inc. on September 8, 2020. On or about December 4, 2020, the Company filed a Certificate of Amendment of Certificate of Incorporation with the state of Delaware whereby the Company’s name was changed to Armed Forces Brewing Company, Inc. The Company is a Delaware corporation for the general purpose of transacting any or all lawful business for which a corporation may be formed in the State of Delaware. The Company manufactures and sells beer and merchandise that tributes the United States Military and Veterans.

Management’s discussion and analysis of financial condition and results of operations as of July 92021 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1832987/000183298721000011/afbc253g27921.htm

A.Operating Results Overview

Results of Operations

The period of January 1, 2021 to June 30, 2021

Revenue. Total revenue for the period of January 1, 2021 to June 30, 2021 was $13,436.

Cost of Sales. Cost of sales for the period of January 1, 2021 to June 30, 2021 was $24,728.

Administrative Expenses. Operating expenses for the period of January 1, 2021 to June 30, 2021 were $120,629. Operating expenses for the period were comprised of sales and marketing costs and general and administrative costs.

Net Loss. Net loss for the period of January 1, 2021 to June 30, 2021 was $(116,415). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

Net cash as of June 30, 2021 of $144,172.

During the period of January 1, 2021 to June 30, 2021, operating activities used $(124,791).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2021 to June 30, 2021 was $0.00.

Cash provided by financing activities related to stock issuance and related party advances (net) during the period January 1, 2021 to June 30, 2021 was $250,000.

C.Plan of Operations

Our plan of operation for the period of January 1, 2021 to June 30, 2021 and for the remainder of 2021 was as follows:

The Company’s plan of operation was to continue the process of manufacturing and selling beer and merchandise and expanding distribution of the Company’s products, as well as continuing to raise capital through the Company’s ongoing Regulation A offering. The company presently has two Seawolf brand beers in the marketplace in several states and available by mail order in 46 states. The company continues to contract brew its beer, but plans shift some or all of its brewing activities to its own brewery once it has sufficient funding in place to purchase or build its own brewery. Meanwhile, the Company continues to build its brand name and create sales of its existing products as it grows its investor and customer base.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during 2021.  The Company does not expect to be able to satisfy its cash requirements through sales during 2021 and therefore will attempt to raise additional capital through the sale of its shares in its ongoing Regulation A offering, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

Because the Company has only recently started to take its products to market again, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition. However, a great deal of uncertainty has recently arisen as a result of the coronavirus pandemic and the economic fallout it has caused. It is impossible at present to know all short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused. If we are unable to react to changing consumer preferences, new laws and regulations, the short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused, our sales could decrease and/or our business could be significantly and negatively affected.

Despite this, the Company believes that the market for its products and services will continue to improve as economic conditions in the United States improve. As a result, the Company sees a good opportunity for growth in its business operations, assuming the impact of the coronavirus pandemic does not significantly affect the Company long-term.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

Interim Unaudited Financial Information

The accompanying financial statements for the six months ended June 30, 2021 and 2020 and the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position as of June 30, 2021 and results of its operations, and cash flows for the periods ended June 30, 2021 and 2020. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As June 30, 2021 and December 31, 2020, the Company carried no allowances against its receivables.

Other Accounting

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation—Stock Compensation (Topic718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements— Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers ASU No. 2019-08 will affect companies that issue share-based payments (e g., options or warrants) to their customers. Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer’s additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue of $13,436 and $$445 has been earned and recognized for the six-month periods ended June 30, 2021 and 2020, respectively.

Cost of Goods Sold

The Company uses FIFO method to determine the amount of inventory to relieve relative to sales revenue recorded.  Cost of goods sold of $24,728 and $0.00 has been recognized for six-month periods ended June 30, 2021 and 2020, respectively. Impairment charges against inventory are recorded to costs of goods sold as incurred.

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” Advertising expenses recognized totaled $34,174 and $0.00 for the six-month periods ended June 30, 2021 and 2020, respectively.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is presently involved in one legal proceeding that the Company believes is based on frivolous pleadings and does not believe to be material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF ARMED FORCES BREWING COMPANY, INC.
Interim Consolidated Balance Sheets as of June 30, 2021 (unaudited) and December 31, 2020 (audited)

Interim Consolidated Statements of Operations for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)
Interim Consolidated Statements of Changes in Stockholders’ Deficiency as of June 30, 2021 (unaudited) and December 31, 2020 (audited)
Statements of Cash Flows for the Six-Months Period Ended June 30, 2021 and June 30, 2020 (unaudited)
Notes to Consolidated Financial Statements

ARMED FORCES BREWING COMPANY, INC.
BALANCE SHEETS
JUNE 30, 2021 AND DECEMBER 31, 2020

	Unaudited June 30, 2021	Audited December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 144,172	$ 18,963
Accounts Receivable	6,014	12,398
Total Current Assets	150,186	31,361
PROPERTY AND EQUIPMENT		
Property, Plant and Equipment	3,584	3,584
Less: Accumulated Depreciation	(2,524)	(1,808)
Net Property and Equipment	1,060	1,776
INTANGIBLE ASSETS		
Patent and Trademarks	1,800	1,800
Less: Accumulated Amortization	(90)	(60)
Net Intangible Assets	1,710	1,740
Total Assets	$ 152,956	$ 34,877
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities		
Accounts Payable and Accrued Liabilities	$ ---	$ 15,506
Loans from Members	21,030	21,030
Total Current Liabilities	21,030	36,536
LONG-TERM DEBT	100,000	100,000
Total Liabilities	121,030	136,536
STOCKHOLDERS' EQUITY		
Common Stock, $0.00001 par value; 6,000,000 authorized; 3,775,834 issued and outstanding as of June 30, 2021	38	38
Additional Paid-In Capital	364,963	114,963
Retained Earnings	(333,075)	(216,660)
Total Stockholders' Equity	31,926	(101,659)
Total Liabilities and Stockholders' Equity	$ 152,956	$ 34,877

See accompanying notes to financial statements.

ARMED FORCES BREWING COMPANY, INC.
STATEMENTS OF REVENUES AND EXPENSES DETAIL
FOR THE SIX MONTHS ENDING JUNE 30, 2021
AND THE SIX MONTHS ENDING JUNE 30, 2020

	Unaudited June 30, 2021	Unaudited June 30, 2020
Revenue	$ 13,436	$ 445
Cost of Goods Sold	24,728	---
Gross Profit (Loss)	(11,292)	445
Operating Expenses		
Advertising and Marketing	34,174	---
Amortization	30	---
Bad Debt Expense	---	---
Bank Charges	528	---
Depreciation	716	362
Dues and Subscriptions	3,438	---
Graphic Design	845	---
Insurance	654	---
Job Supplies	11,916	21
Meals and Entertainment	1,300	---
Office Supplies	456	---
Postage and Delivery	1,322	---
Professional Fees	21,358	---
Salaries	27,096	---
Taxes and Licenses	14,468	---
Telephone	---	545
Travel	1,517	---
Utilities	811	152
Total Operating Expenses	120,629	1,080
Other Income		
Miscellaneous Income	15,506	---
Total Other Income	15,506	---
Net Loss	$ (116,415)	$ (635)

See accompanying notes to financial statements.

ARMED FORCES BREWING COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDING JUNE 30, 2021 (UNAUDITED)
AND THE YEAR ENDING DECEMBER 31, 2020 (AUDITED)

	Members' Equity	Common Stock		Paid-in	Retained Earnings	Total Stockholders'
		Shares	Par Value	Capital	(Deficit)	Equity
Balance, December 31, 2019	$ ---	3,750,000	$ 38	$ 114,963	$ (150,667)	$ (35,666)
Net Loss	---	---	---	---	(65,993)	(65,993)
Balance, December 31, 2020	---	3,750,000	38	114,963	(216,660)	(101,659)
Common Stock Issued	---	25,834	---	250,000	---	250,000
Net Loss	---	---	---	---	(116,415)	(116,415)
Balance, June 30, 2021	$ ---	3,775,834	$ 38	$ 364,963	$ (333,075)	$ 31,926

See accompanying notes to financial statements.

ARMED FORCES BREWING COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDING JUNE 30, 2021
AND THE SIX MONTHS ENDING JUNE 30, 2020

	Unaudited June 30, 2021	Unaudited June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (116,415)	$ (634)
Adjustments to Reconcile Net Loss to		
Net Cash Provided (Used) by Operating Activities:		
Depreciation	746	360
(Increase) Decrease in Accounts Receivable	6,384	6,093
Increase (Decrease) Accounts Payable and Accrued Expenses	(15,506)	(3,173)
Net Cash Provided (Used) by Operating Activities	(124,791)	2,646
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Patents and Trademarks	---	(1,163)
Net Cash Used by Investing Activities	---	(1,163)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (Use) from Common Stock	250,000	---
Proceeds from Loan from Members	---	(1,257)
Net Cash Provided (Used) by Financing Activities	250,000	(1,257)
Net Increase in Cash	125,209	226
Cash at Beginning of Period	18,963	(155)
Cash at End of Period	$ 144,172	$ 71

See accompanying notes to financial statements.

ARMED FORCES BREWING COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2021

AND DECEMBER 31, 2020

NOTE I - NATURE OF OPERATIONS AND CONSOLIDATION

Armed Forces Brewing Company, Inc. (which may be referred to as the "Company", "we/' "us," or "our") was formed in Delaware on January 11, 2019* (See Note 2 -Principles of Combination). The Company had undergone an enti1y classification change and restructuring from an LLC (Seawolf Brewing Company LLC) to a Corporation (Seawolf Brewing Company, Inc.) with a subsequent name change to Armed Forces Brewing Company, Inc. The Company is a brewery that was founded in the spirit of the U.S. military. The Company's headquarters are in Annapolis, MD.

Since Inception, the Company has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - PRINCIPLES OF COMBINATION

*Prior to the Company being formed, some of the Company's founders had previously formed Seawolf Brewery, LLC, a Delaware Limited Liabili1y Company on June 4, 2015 for the purpose of opening a restaurant and a companion brewery in Annapolis, Maryland. When that business plan proved to not be viable, the founders of the Company created a new enti1y called Seawolf Brewing Company LLC, formed as a Delaware Limited Liabili1y Company on January 11, 2019. On August 21, 2020, Seawolf Brewing Company LLC converted into Seawolf Brewing Company Inc., a Delaware Corporation. Subsequently on December 4, 2020, the founders changed the name of Seawolf Brewing Company Inc. to Armed Forces Brewing Company Inc. The accompanying combined financial statements are presented on a combination of interest basis for the years ending December 31, 2020 and 20I9. The financials are presented at each enti1y's respective historical accounting basis. On February 1, 2021, Seawolf Brewery LLC entered into an assignment agreement to assign certain assets to Armed Forces Brewing Co. Inc., including but not limited to assigned trademarks, intellectual property, and exclusive right to grant licenses and rights with respective to the intellectual property. Other than this assignment, Seawolf Brewery LLC has remained dormant since the creation of the entity that is now Armed Forces Brewing Company Inc. but remains open for purposes of collection of receivables that are owed and outstanding, with a planned dissolution of Seawolf Brewery LLC contemplated in 2021.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included,

Use of Estimates

The preparation of financial statements in conformi1y with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company1s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2021 and December 31, 2020, the Company had $144,172 and $18,962 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers via the Company's third-party logistics provider Peabody Heights are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer.

Seawolf Brewery, LLC's arrangement with Peabody Heights allowed for receivables to aggregate into a royalty account, as invoices to the end customer would be paid to Peabody Heights and later paid back to the Seawolf Brewery, LLC. Receivable  funds aggregate  in the Peabody Heights royalty account which gets paid out periodically a few times per year. Seawolf Brewery, LLC has faced certain difficulty collecting receipts from Peabody Heights, and because of the business reliance on a singular logistics provider, there is higher-than-usual credit risk. However, Seawolf Brewery, LLC believes that its accounts receivable credit risk exposure is limited and is in talks with Peabody Heights on collecting the remaining balance.  As of December 31, 2020,  the Company had $0 in accounts receivable. Certain collections have been affected due to the COVID-19 pandemic (see Note 10).

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

'

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized, Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and June 30, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Observable inputs other than quoted prices included within Level I that are observable for the asset or liability. either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed in to law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The Company has not completed its determination of the accounting implications of the CARES Act on its tax accruals. However, the Company has reasonably estimated the effects of the CARES Act to have $0 impact to income tax expense.

As the Company completes its analysis of the CARES Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard- setting bodies, the Company may make adjustments to the provisional amounts. Those adjustments may materially impact the Company's provision for income taxes in the period in which the adjustments are made.

Revenue Recognition

Effective January I, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers C'ASC 60611). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling beer. The

Company's payments are generally collected at a later date due to the nature of the royalty account arrangement with its third-party logistics provide, which may be collected at various times through the year.

Major Customers and Areas of Concentration

For 2020, one major customer accounted for at least 90% of revenues.

Shipping and Handling

The Company records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver  product are recognized within cost of revenue.  The Company  accounts for shipping and handling activities that occur after control bas transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of Revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing  materials, such as hops and malts,  packaging materials,  including  cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are  influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting, fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $34,174 and $12,890 respectively, for the six months ending June 30, 2021 and year ended December 31,2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No.  2016-02, Leases,  that requires  organizations  that lease assets, referred  to as 11lessees11, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019,02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In November 2019, the FASB issued Accounting Standards Update (ASU) No. 2019-08, Compensation-Stock Compensation (Topic718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements Share-Based Consideration Payable to a Customer, which simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers ASU No. 2019-08 will affect companies that issue share-based payments (e g., options or warrants) to their customers. Similar to issuing a cash rebate to a customer, issuing a share-based payment to a customer can incentivize additional purchases. The share-based payments can also serve a strategic purpose by aligning the interests of a supplier and its customer, because the customer's additional purchases increase its investment in the supplier.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 - FIXED ASSETS

Fixed assets at December 31,2020 and as of June 30, 2021· consists of the following:

Depreciation expenses totaled $723 & $7161 for the year ended December 31, 2020 and June  30, 2021.

During November 2020, the Company capitalized costs incurred for patents and trademarks in the amount of $1,800 and recorded total amortization expense of $60 for the year ended December 31, 2020.

NOTE 5 - LOANS

From time to time, the founder of the Company issues loans to the Company to fund the business. As of December 31, 2020, and June 30, 2021, the balance of the loans were $11,030.

Convertible Notes

In October 2020, the Company issued a convertible note totaling $100,000 ("2020 Notes"). The 2020 Notes are automatically convertible into common stock on the completion of an equity financing event of not less than $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of common stock received by the Company in a Qualified Financing or the price per share equal to the  quotient of a pre-money valuation of $30,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested all unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. The 2020 Notes mature on October 7, 2022 at which time the notes issued automatically convert into common stock.

NOTE 6 - INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 - EQUJTY

Member's Equity

Prior to the conversion to a Delaware Corporation, the Company had $115,000 in total contributions from members. All members units were converted into Common Stock.

Common Stock

Upon conversion from Seawolf  Brewing  Company LLC to what is today named the Company (see Note 2), the Company converted majority membership units to common shares at a 1:742 unit to share ratio. The Company authorized  6,000,000  shares, $0.00001  par value.  As   of    June   30,    2021,    the   Company   had 3,775,834   shares   issued  and outstanding.   As   of December 31, 2020, the Company had 3,750,000 shares  issued and outstanding.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many  industries. The  outbreak could have a  continued material  adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak: presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Annapolis, MD on September 30, 2021.

ARMED FORCES BREWING COMPANY, INC.

By: /s/ Alan Beal
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Alan Beal	Chief Executive Officer of Business Operations & Director
Armed Forces Brewing Company, Inc.
September 30, 2021

By: /s/ Alan Beal	Chief Financial Officer & Director
Armed Forces Brewing Company, Inc.
September 30, 2021